Exhibit 99.2

Condensed Consolidated Interim Financial Statements

(Expressed in thousands of Canadian Dollars)

MOUNTAIN PROVINCE
DIAMONDS INC.

Three months ended March 31, 2019

(Unaudited)

MOUNTAIN PROVINCE DIAMONDS INC.

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MOUNTAIN PROVINCE DIAMONDS INC.

Responsibility for CONDENSED consolidated INTERIM Financial Statements

The accompanying unaudited condensed consolidated interim financial statements of Mountain Province Diamonds Inc. (the "Company") are the responsibility of the Board of Directors.

The unaudited condensed consolidated interim financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the Company’s audited consolidated financial statements as at December 31, 2018, except for changes indicated in Note 3 (i). Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards 34 – Interim Financial Reporting using the accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) appropriate in the circumstances.

Management has established processes, which are in place to provide sufficient knowledge to support management representations that it has exercised reasonable diligence that the unaudited condensed consolidated interim financial statements fairly present in all material respects the financial condition, financial performance and cash flows of the Company, as of the date of and for the periods presented by the unaudited condensed consolidated interim financial statements.

The Board of Directors is responsible for reviewing and approving the condensed consolidated interim financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Audit Committee assists the Board of Directors in fulfilling this responsibility.

The Audit Committee meets with management to review the financial reporting process and the unaudited condensed consolidated interim financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its unaudited condensed consolidated interim financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with IFRS as issued by the IASB, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Stuart Brown”	“Perry Ing”
Stuart Brown	Perry Ing
President and Chief Executive Officer	VP Finance and Chief Financial Officer

Toronto, Canada

May 8, 2019

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Balance Sheets

Expressed in thousands of Canadian dollars

(Unaudited)

		March 31,	December 31,
	Notes	2019	2018
ASSETS
Current assets
Cash		$ 11,306	$ 30,708
Amounts receivable	5	4,507	2,478
Prepaid expenses and other		501	1,269
Derivative assets	13	308	-
Inventories	6	140,657	102,261
		157,279	136,716

Reclamation deposit		250	250
Derivative assets	13	1,259	1,670
Property, plant and equipment	7	834,602	841,241

Total assets		$ 993,390	$ 979,877

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	16	$ 64,280	$ 48,295
Derivative liabilities	13	-	653
Lease liabilities	8	655	-
Income taxes payable		710	574
		65,645	49,522

Secured notes payable	9	400,450	408,144
Lease liabilities	8	1,803	-
Decommissioning and restoration liability		55,221	54,922
Deferred income tax liabilities		3,440	3,174

Shareholders' equity:
Share capital	11	629,840	629,796
Share-based payments reserve	11	6,925	6,750
Deficit		(171,268)	(173,765)
Accumulated other comprehensive income		1,334	1,334

Total shareholders' equity		466,831	464,115

Total liabilities and shareholders' equity		$ 993,390	$ 979,877

Commitments and contingencies	15 & 16
Subequent event	13

On behalf of the Board:

“David Whittle”	“Jonathan Comerford”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Comprehensive Income

Expressed in thousands of Canadian dollars

(Unaudited)

		Three months ended	Three months ended
	Notes	March 31, 2019	March 31, 2018

Sales		$ 60,696	$ 66,565
Cost of sales:
Production costs		28,786	18,914
Cost of acquired diamonds		5,951	10,003
Depreciation and depletion		15,799	13,083

Earnings from mine operations		10,160	24,565
Exploration and evaluation expenses		3,622	871
Selling, general and administrative expenses	12	2,899	3,589

Operating income		3,639	20,105
Net finance expenses	10	(9,788)	(9,700)
Derivative gains	13	401	515
Foreign exchange gains (losses)		8,647	(10,376)
Other income		-	23

Income before taxes		2,899	567
Current income taxes		(136)	(719)
Deferred income taxes		(266)	219
Total income taxes		(402)	(500)
Net income for the period		$ 2,497	$ 67
Other Comprehensive Income
Items that will not be reclassified subsequently to profit and loss:
Change in fair value of equity securities		-	1,431
Other comprehensive income		-	1,431
Total comprehensive income for the period		$ 2,497	$ 1,498

Basic and diluted earnings per share	11(iv)	$ 0.01	$ 0.00

Basic weighted average number of shares outstanding		210,108,624	160,253,501
Diluted weighted average number of shares outstanding		210,470,955	160,742,166

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Equity

Expressed in thousands of Canadian dollars, except for the number of shares

(Unaudited)

	Notes	Number of shares	Share capital	Share-based payments reserve	Deficit	Accumulated other comprehensive income	Total
Balance, January 1, 2018		160,253,501	$ 475,624	$ 5,549	$ (146,431)	$ -	$ 334,742
Net income for the period		-	-	-	67	-	67
Share-based payment		-	-	424	-	-	424
Other Comprehensive Income:
Financial assets at fair value through other comprehensive income
-unrealized gain on equity securities		-	-	-	-	1,431	1,431
Balance, March 31, 2018		160,253,501	$ 475,624	$ 5,973	$ (146,364)	$ 1,431	$ 336,664

Balance, January 1, 2019		210,102,476	$ 629,796	$ 6,750	$ (173,765)	$ 1,334	$ 464,115
Net income for the period		-	-	-	2,497	-	2,497
Share-based payment		-	-	219	-	-	219
Issuance of common shares - restricted share units	11(iii)	6,666	44	(44)	-	-	-
Balance, March 31, 2019		210,109,142	$ 629,840	$ 6,925	$ (171,268)	$ 1,334	$ 466,831

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of Canadian dollars

(Unaudited)

	Three months ended	Three months ended
	March 31, 2019	March 31, 2018
Cash provided by (used in):
Operating activities:
Net income for the period	$ 2,497	$ 67

Adjustments:
Net finance expenses	9,743	9,700
Depreciation and depletion	15,854	13,086
Share-based payment expense	219	424
Derivative gains	(401)	(515)
Foreign exchange (gains) losses	(8,647)	10,376
Current income taxes	136	719
Deferred income taxes	266	(219)
	19,667	33,638
Changes in non-cash operating working capital:
Amounts receivable	(2,029)	(505)
Prepaid expenses and other	768	(2,671)
Inventories	(34,821)	(33,184)
Accounts payable and accrued liabilities	7,535	4,481
	(8,880)	1,759
Investing activities:
Investment in Kennady Diamonds Inc.	-	(7,500)
Interest income	110	99
Purchase of property, plant and equipment	(10,430)	(8,697)
	(10,320)	(16,098)
Financing activities:
Payment of lease liabilities	(201)	-
Financing costs	(32)	(187)
	(233)	(187)

Effect of foreign exchange rate changes on cash	31	76
Decrease in cash	(19,402)	(14,450)
Cash, beginning of period	30,708	43,129
Cash, end of period	$ 11,306	$ 28,679

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

1.	Nature of Operations

Mountain Province Diamonds Inc. (“Mountain Province” and together with its subsidiaries collectively, the “Company”) was incorporated on December 2, 1986 under the British Columbia Company Act. The Company amended its articles and continued incorporation under the Ontario Business Corporations Act effective May 8, 2006. The Company holds a 49% interest in the Gahcho Kué Project (“Gahcho Kué Diamond Mine” or “GK Mine” or “GK Project”) in Canada’s Northwest Territories. On April 13, 2018, the Company completed the asset acquisition of Kennady Diamonds Inc. (formerly KDI.V on the TSX Venture exchange), which included 100% of the mineral rights of the Kennady North Project (“KNP”).

The address of the Company’s registered office and its principal place of business is 161 Bay Street, Suite 1410, PO Box 216, Toronto, ON, Canada, M5J 2S1. The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and NASDAQ under the symbol ‘MPVD’.

The underlying value and recoverability of the amounts shown as “Property, Plant and Equipment” (Note 8) are dependent upon future profitable production and proceeds from disposition of the Company’s mineral properties.

KNP is involved in the exploration, discovery, evaluation and development of diamond properties in Canada’s Northwest Territories. The underlying value and recoverability of amounts shown as “Mineral Properties” is dependent upon the ability of the Company to discover economically recoverable reserves, to have successful exploration, permitting and development, and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to discover and develop economically recoverable reserves will require the Company to write off costs capitalized to date.

Authorization of Financial Statements

These condensed consolidated interim financial statements were approved by the Board of Directors on May 8, 2019.

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements of the Company were prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”). The accounting policies used in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those used in the annual consolidated financial statements for the year ended December 31, 2018 except for changes indicated in Note 3 (i).

These interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements and, accordingly, should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2018 prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

These financial statements were prepared under the historical cost convention, as modified by the revaluation of equity securities and derivative assets and liabilities and are presented in thousands of Canadian dollars.

The condensed consolidated interim financial statements include the accounts of Mountain Province and its wholly-owned subsidiaries:

•	2435572 Ontario Inc. (100% owned)
•	2435386 Ontario Inc. (100% owned by 2435572 Ontario Inc.)
•	Kennady Diamonds Inc. (100% owned)

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The Company’s interest in the GK Mine is held through 2435386 Ontario Inc. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

The Company has determined that its interest in the GK Mine through its joint arrangement is a joint operation under IFRS 11, Joint Arrangements, and, accordingly has recorded the assets, liabilities, revenues and expenses in relation to its interest in the joint operation. The Company’s interest in the GK Mine is bound by a contractual arrangement establishing joint control over the mine through required unanimous consent of the Company and De Beers Canada Inc. (“De Beers” or the “Operator”, and together with the Company, the “Participants”) for strategic, financial and operating policies of the GK Mine. The GK Mine management committee has two representatives of each of the Company and De Beers. The Participants have appointed De Beers as the operator of the GK Mine.

3.	Significant accounting policies

(i)	New accounting policies adopted in the current period

Leases

Effective January 1, 2019, the Company adopted IFRS 16, Leases (“IFRS 16”), using the modified retrospective approach on transition, which specifies how to recognize, measure, present and disclose leases. The comparatives for the 2018 reporting period have not been restated and are accounted for under IAS 17, Leases, as permitted under the specific transitional provisions in the standard. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all major leases. The right-of-use assets and lease liabilities on the date of implementation are shown in Note 8 of these condensed consolidated interim financial statements.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less, and leases of low-value assets. For these leases, the Company recognizes the lease payments as an expense in net earnings on a straight-line basis over the term of the lease.

The Company recognized a right-of-use asset and the associated lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial costs incurred and an estimate of cost to remove the underlying asset, less any lease incentives received. Lease payments included in the measurement of the lease liability comprise of amounts expected to be payable by the Company under residual value guarantees, and the exercise price of a purchase option if the Company is reasonably certain to exercise that option. The right-of-use asset is subsequently measured at cost, less any accumulated depreciation and any accumulated impairment losses, and adjusted for any remeasurement of the lease liability. The assets are depreciated using the lower of the useful life of the right-of-use asset or the lease term, using the straight-line method.

The lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease, or if the rate cannot be readily determined, the Company’s incremental borrowing rate.

The lease liabilities are subsequently measured at amortized cost using the effective interest rate method.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

Each lease payment is allocated between the lease liability and finance cost. The finance cost is charged to net income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

At transition, for leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions are leases. It applied IFRS 16 only to contracts that were previously identified as leases.

The Company used the following practical expedients permitted by IFRS 16 on transition:

•	the accounting for operating leases with a remaining least term of less than 12 months as at January 1, 2019 as short-term leases ;
•	the exclusion of initial direct costs from the measurement of the right-of-use at the date of initial application; and
•	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

Uncertainty over income tax treatments

Effective January 1, 2019, the Company adopted issued IFRIC Interpretation 23, Uncertainty over Income Tax Treatments (“IFRIC 23”). IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. Upon adoption of IFRIC 23, there was no material impact to these condensed consolidated interim financial statements.

(ii)	Standards and amendments to existing standards

At the date of authorization of these financial statements, certain new standards and amendments to existing standards have been published but are not yet effective, and have not been adopted early by the Company. The Company anticipates that all of the relevant standards will be adopted by the Company in the first period beginning after the effective date of the standard. Information on new standards and amendments that are expected to be relevant to the Company’s financial statements is provided below.

Conceptual Framework

On March 29, 2018 the IASB issued amendments to references to conceptual frameworks in IFRS Standards. These amendments are effective January 1, 2020. Management is currently assessing the impact of the modified conceptual framework on the consolidated financial statements.

4.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ materially from these estimates. The significant judgments, estimates and assumptions made by management in applying the Company’s accounting policies were the same as those that applied to the audited financial statements as at and for the year ended December 31, 2018, except for the following summarized below:

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

(i)	Significant judgements in accounting policies

The areas which require management to make significant judgements in applying the Company’s accounting policies are:

a)	Lease liabilities and right-of-use assets

The Company has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized. Also, the incremental borrowing rate is the rate which the operation would have to pay to borrow, over a similar term and with a similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment.

5.	AMOUNTS RECEIVABLE

	March 31,	December 31,
	2019	2018
Sales receivable	$ -	$ 180
GST/HST receivable	3,547	1,247
Other receivable	960	1,051
Total	$ 4,507	$ 2,478

6.                   INVENTORIES

	March 31,	December 31,
	2019	2018
Ore stockpile	$ 9,758	$ 17,714
Rough diamonds	71,489	56,300
Supplies inventory	59,410	28,247
Total	$ 140,657	$ 102,261

Depreciation and depletion included in inventories at March 31, 2019 is $25,423 (December 31, 2018 - $21,519).

The amount of inventory expensed approximates cost of sales with respect to production costs incurred, and the cost of acquired diamonds.

Included in production costs for the three months ended March 31, 2019 are the Company’s 49% share of payroll and employee benefits for staff of the GK Mine of $9,649 (2018 - $8,398).

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

7.                   PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment as at March 31, 2019 and December 31, 2018 are as follows:

	Property,	Assets under	Property,	Exploration and	Assets under
	plant and equipment GK	construction GK	plant and equipment KNP	evaluation assets KNP	construction KNP	Total
Cost
At January 1, 2018	$ 707,399	$ 23,979	$ -	$ -	$ -	$ 731,378
Decommissioning and restoration adjustment	23,553	-	-	-	-	23,553
Additions/transfers*	89,154	(19,085)	90	166,947	1,564	238,670
At December 31, 2018	820,106	4,894	90	166,947	1,564	993,601
January 1, 2019 IFRS 16 lease additions	2,670			-		2,670
Additions/transfers*	12,026	(789)	-	-	-	11,237
At March 31, 2019	$ 834,802	$ 4,105	$ 90	$ 166,947	$ 1,564	$ 1,007,508

Accumulated depreciation
At January 1, 2018	$ (68,720)	$ -	$ -	$ -	$ -	$ (68,720)
Depreciation	(83,630)	-	(10)	-	-	(83,640)
At December 31, 2018	(152,350)	-	(10)	-	-	(152,360)
Depreciation and depletion**	(20,543)	-	(3)	-	-	(20,546)
At March 31, 2019	$ (172,893)	$ -	$ (13)	$ -	$ -	$ (172,906)

Carrying amounts
At December 31, 2018	$ 667,756	$ 4,894	$ 80	$ 166,947	$ 1,564	$ 841,241
At March 31, 2019	$ 661,909	$ 4,105	$ 77	$ 166,947	$ 1,564	$ 834,602

*Included in additions of property, plant and equipment for GK is $8,084 (December 31, 2018 - $32,776) related to deferred stripping of which $793 (December 31, 2018 - $2,741).

**Included in depreciation and depletion is $270 of depreciation on the right-of-use assets capitalized under IFRS 16 (December 31, 2018 - $nil)

The Company’s primary project, the 49% owned GK Mine, declared commercial production on March 1, 2017. Failure to meet the obligations for cash calls to fund the Company’s share in the GK Mine may lead to dilution of the interest in the GK Mine.

On April 13, 2018, KNP mineral asset rights under the KNP were acquired. Kennady is involved in the exploration, discovery, evaluation and development of diamond properties in Canada’s Northwest Territories.

8.	lease liabilities

On transition to IFRS 16, the Company recognized additional right-of-use assets (Note 7) and additional lease liabilities. The right-of-use assets include the corporate office and various mining related equipment and vehicles. The impact on transition is summarized below:

January 1, 2019
Right-of-use assets presented in property, plant and equipment	$ 2,670
Lease liabilities	$ 2,670

When measuring lease liabilities for leases that were classified as operating leases, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted average rate applied is approximately 5.4%.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

Operating lease commitments at December 31, 2018	$ 3,048
Discounted using the incremental borrowing rate at January 1, 2019	2,670
Lease obligations recognized at January 1, 2019	$ 2,670

9.	secured notes payable

On December 11, 2017, the Company completed an offering of US$330 million aggregate principal amount of senior secured notes, secured by a second-ranking lien on all present and future assets, property and undertakings of the Company. The secured notes were sold at 97.992% of par, resulting in total proceeds of US$323.4 million. The secured notes pay interest in semi-annual instalments on June 15 and December 15 of each year, commencing on June 15, 2018, at a rate of 8.00% per annum, and mature on December 15, 2022. The Company incurred transaction costs of approximately $10 million, which have been offset against the carrying amount of the secured notes and are amortized using the effective interest rate method. The indenture governing the secured notes contains certain restrictive covenants that limit the Company’s ability to, among other things, incur additional indebtedness, make certain dividend payments and other restricted payments, and create certain liens, in each case subject to certain exceptions. The restrictive covenant on the Company’s ability to pay potential future dividends relates to a fixed charge coverage ratio of no less than 2:1. The fixed charge coverage ratio is calculated as EBITDA over interest expense. Subject to certain limitations and exceptions, the amount of the restricted payments, which include dividends and share buybacks, is limited to a maximum dollar threshold, which is calculated at an opening basket of US$10 million plus 50% of the historical consolidated net income, subject to certain adjustments, reported from the quarter of issuance and up to the most recently available financial statements at the time of such restricted payment, plus an amount not to exceed the greater of US$15 million and 2% of total assets as defined in the indenture.

As at March 31, 2019, the Company has an obligation for US$309.9 million or $413.7 million Canadian dollar equivalent from the secured notes payable. As at December 31, 2018, the Company had an obligation for US$309.9 or $422.2 million Canadian dollar equivalent from the secured notes payable.

	March 31,	December 31,
	2019	2018
Total outstanding secured notes payable	$ 413,739	$ 422,262
Less: unamortized deferred transaction costs and issuance discount	13,289	14,118
Total secured notes payable	$ 400,450	$ 408,144

The secured notes payable is carried at amortized cost on the condensed consolidated interim balance sheet.

The senior secured notes indenture grants the Company the option to prepay the notes prior to the maturity of the instruments, and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives and are outlined below. The Company may redeem the secured notes:

•	during each of the two twelve-month periods commencing on December 11, 2017, in an amount not to exceed 10% of the aggregate principal amount of the secured notes at a redemption price equal to 103% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption;
•	at any time and from time to time prior to December 15, 2019, in an aggregate principal amount not to exceed 40% of the aggregate principal amount of the secured notes, with the proceeds of one or more qualifying equity offerings, at a redemption price equal to 108% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption;

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

•	in whole or in part at any time during the twelve-month period beginning on December 15, 2019 at a redemption price equal to 104% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption;
•	in whole or in part at any time during the twelve-month period beginning on December 15, 2020 at a redemption price equal to 102% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption; and
•	in whole or in part at any time during the twelve-month period beginning on December 15, 2021 at a redemption price equal to 100% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption.

Revolving Credit Facility

Concurrent with the closing of the Notes offering, the Company entered into an undrawn US$50 million first ranking lien revolving credit facility (the “RCF”) with Scotiabank and Nedbank Ltd. in order to maintain a liquidity cushion for general corporate purposes. The RCF has a term of three years and the Company is subject to a quarterly commitment between 0.9625% and 1.2375%, depending on certain leverage ratio calculations at the time. Upon drawing on the RCF, an interest rate of LIBOR plus 2.5% to 4.5% per annum is charged for the number of days the funds are outstanding, based on certain leverage ratio calculations at the time. As at March 31, 2019, the RCF remained undrawn. The RCF is subject to several financial covenants, in order to remain available. The following financial covenants are calculated on a quarterly basis, of which the first three are required to be met, in order for the RCF to remain available:

  Total leverage ratio of less than or equal to 4.50:1 calculated as total debt divided by EBITDA, up to and including December 31, 2019; and 4:1, thereafter until the maturity date.
  A ratio of EBITDA to interest expense no less than 2.25:1; and
  A tangible net worth that is no less than 75% of the tangible net worth as reflected in the September 30, 2017 financial statements provided to the administrative agent as a condition precedent to closing, plus 50% of the positive net income for each subsequent quarter date.
  Permitted distributions (which include dividends) are subject to the Company having a net debt to EBITDA ratio of less than or equal to 2.75:1 in 2018, 2.25:1 in 2019, and 1.75:1 in 2020. Net debt is equal to total debt, less cash and cash equivalents. The aggregate amount of all distributions paid during the rolling four quarters up to and including the date of such distribution does not exceed 25% of free cash flows (“FCF”) during such period. FCF is defined as EBITDA minus, without duplication, (a) capital expenditures, (b) cash taxes, (c) any applicable standby fee, other fees or finance costs payable to the finance parties in connection with the RCF, (d) interest expenses and (e) any indebtedness (including mandatory prepayments) permitted under the existing agreement.

The Company is in compliance with all financial covenants in order to remain available as at March 31, 2019.

10.	net finance expenses

	Three months ended	Three months ended
	March 31, 2019	March 31, 2018
Interest income	$ 110	$ 99
Accretion expense on decommissioning and restoration liability	(299)	(166)
Interest expense	(8,447)	(8,560)
Amortization of deferred financing costs	(829)	(834)
Other finance costs*	(323)	(239)
	$ (9,788)	$ (9,700)

*Included in other finance costs is $45 related to interest on lease liabilities (Note 8)

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

11.	SHAREHOLDERS’ EQUITY
i.	Authorized share capital

Unlimited common shares, without par value.

There is no other class of shares in the Company.

ii.	Share capital

The number of common shares issued and fully paid as at March 31, 2019 is 210,109,142. There are no shares issued but not fully paid.

No dividends were declared and paid in the three months ended March 31, 2019. In the year ended December 31, 2018, the Company declared and paid a dividend of $0.04 per common share totalling $8,400.

iii.	Stock options, RSUs, DSUs and share-based payments reserve

On June 21, 2016, the Company, through its Board of Directors and shareholders, adopted a long-term equity incentive plan (the “Plan”) which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company’s issued and outstanding shares at the time of the grant. The Board of Directors has the authority and discretion to grant stock option, RSU and DSU awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to qualified persons and employees of the Company to maximums identified in the Plan.

As at March 31, 2019, the aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 21,010,914 shares, and there were 17,668,583 shares available to be issued under the Plan. All stock options are settled by the issuance of common shares.

The following table summarizes information about the stock options outstanding and exercisable:

	Three months ended March 31, 2019		Year ended December 31, 2018
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of the period	3,130,000	$ 4.17	3,640,000	$ 4.40
Granted during the period	-	-	240,000	3.30
Expired during the period	(150,000)	5.29	(750,000)	5.00
Balance at end of the period	2,980,000	$ 4.11	3,130,000	$ 4.17
Options exercisable at the end of the period	2,066,667	$ 4.41	2,183,334	$ 4.45

The fair values of the stock options granted have been estimated on the date of grant using the Black-Scholes option pricing model. The assumptions are presented below for options granted during the December 31, 2018 period. No options were granted in the March 31, 2019 period. Expected volatility is calculated by reference to the weekly closing share price for a period that reflects the expected life of the options. The 200,000 stock options issued on June 30, 2018 vest 1/3 on June 30, 2019, 1/3 on June 30, 2020 and 1/3 on June 30, 2021. The 40,000 stock options issued on June 30, 2018 vest 1/2 on June 30, 2019 and 1/2 on June 30, 2020.

Page |15

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

December 31,
2018
Exercise price	$3.30
Expected volatility	30.78%
Expected option life	5 years
Contractual option life	5 years
Expected forfeiture	none
Expected dividend yield	0%
Risk-free interest rate	2.06%

The following tables reflect the number of stock options outstanding, the weighted average of options outstanding, and the exercise price of stock options outstanding at March 31, 2019. The Black-Scholes values are measured at the grant date.

At March 31, 2019
	Black-Scholes	Number of	Number of	Exercise
Expiry Date	Value	Options	Exercisable Options	Price
April 13, 2020	1,242	785,000	785,000	4.66
October 14, 2020	133	100,000	100,000	4.21
December 10, 2020	614	545,000	545,000	3.57
June 30, 2021	120	100,000	100,000	6.35
November 3, 2021	214	100,000	100,000	6.96
February 5, 2022	171	100,000	100,000	5.86
December 21, 2022	1,075	1,010,000	336,667	3.48
June 30, 2023	203	200,000	-	3.30
June 30, 2023	41	40,000	-	3.30
	$ 3,813	2,980,000	2,066,667	$ 4.11

The weighted average remaining contractual life of the options outstanding at March 31, 2019 is 2.51 years (December 31, 2018 – 2.63 years).

The restricted and deferred share unit plans are full value phantom shares that mirror the value of the Company’s publicly traded common shares. Grants under the RSU and DSU plan are made on a discretionary basis to qualified persons and employees of the Company subject to the Board of Directors’ approval. Under the RSU and DSU plan, RSUs vest according to the terms set out in the award agreement which are determined on an individual basis at the discretion of the Board of Directors. Vesting under the RSU and DSU plan is subject to special rules for death, disability and change in control. The awards can be settled through issuance of common shares or paid in cash, at the discretion of the Board of Directors. These awards are accounted for as equity settled RSUs.

The fair value of each RSU issued is determined at the closing share price on the grant date.

Page |16

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The following table shows the RSU awards which have been granted and settled during the period:

	March 31, 2019		December 31, 2018
RSU	Number of units	Weighted average value	Number of units	Weighted average value
Balance at beginning of period	368,997	$ 4.88	488,665	$ 4.88
Awards and payouts during the period (net):
RSUs settled and common shares issued	(6,666)	6.49	(111,668)	4.33
RSUs forfeited	-	-	(8,000)	6.49
Balance at end of the period*	362,331	$ 4.98	368,997	$ 4.88

*As at March 31, 2019 100,002 RSUs (December 31, 2018, 106,668 RSUs) at a weighted average value of $6.49 have vested and have not yet been settled.

No DSU awards have been granted to date, therefore as at March 31, 2019 there are no DSUs outstanding.

The share-based payments recognized as an expense for the three months ended March 31, 2019 and 2018 are as follows:

	Three months ended	Three months ended
	March 31, 2019	March 31, 2018
Expense recognized in the period
for share-based payments	$ 219	$ 424

The share-based payment expense for the three months ended March 31, 2019 and 2018 is included in selling, general and administrative expenses.

iv.	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended	Three months ended
	March 31, 2019	March 31, 2018
Numerator
Net income for the period	$ 2,497	$ 67

Denominator
For basic - weighted average number of shares outstanding	210,108,624	160,253,501
Effect of dilutive securities	362,331	488,665
For diluted - adjusted weighted average number of shares outstanding	210,470,955	160,742,166

Earnings Per Share
Basic	$ 0.01	$ 0.00
Diluted	$ 0.01	$ 0.00

For the three months ended March 31, 2019, 2,980,000 stock options were not included in the calculation of diluted earnings per share since to include them would be anti-dilutive (March 31, 2018 - 3,490,000 stock options).

Page |17

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

12.	Selling, general and administrative expenses

	Three months ended	Three months ended
	March 31, 2019	March 31, 2018
Selling and marketing	$ 1,292	$ 1,566
General and administrative:
Consulting fees and payroll	649	435
Share-based payment expense	219	424
Depreciation	55	3
Office and administration	94	201
Professional fees	220	570
Promotion and investor relations	42	9
Director fees	65	142
Transfer agent and regulatory fees	160	194
Travel	103	45
	$ 2,899	$ 3,589

13.	Derivative assets and liabilities

The senior secured notes indenture grants the Company the option to prepay the notes prior to the maturity of the instruments, and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives and are outlined below. The Company may redeem the secured notes:

•	during each of the two twelve-month periods commencing on December 11, 2017, in an amount not to exceed 10% of the aggregate principal amount of the secured notes at a redemption price equal to 103% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption;
•	at any time and from time to time prior to December 15, 2019 in an aggregate principal amount not to exceed 40% of the aggregate principal amount of the secured notes with the proceeds of one or more qualifying equity offerings, at a redemption price equal to 108% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption;
•	in whole or in part at any time during the twelve-month period beginning on December 15, 2019 at a redemption price equal to 104% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption;
•	in whole or in part at any time during the twelve-month period beginning on December 15, 2020 at a redemption price equal to 102% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption; and
•	in whole or in part at any time during the twelve-month period beginning on December 15, 2021 at a redemption price equal to 100% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption.

The Company entered into foreign currency forward swap contracts to mitigate the risk that a devaluation of the U.S. dollar against the Canadian dollar would reduce the Canadian dollar equivalent of the U.S. dollar sales proceeds and the Company would not have sufficient Canadian dollar funds to contribute to the operations of the GK Mine.

These derivatives have been classified as “non-hedge derivatives”. Changes in fair value of the foreign currency forward swap contracts are recognized in net income or loss as gains or losses on derivatives.

Page |18

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

Foreign Currency Forward Contracts

On December 19, 2018, the Company executed foreign currency forward contracts to buy Canadian dollars and sell U.S. dollars for the period from January 31, 2019 to July 2, 2019 for notional amounts of US$25,000 or $33,500 with a weighted average price of $1.34/US$1. Also, on March 7, 2019, the Company executed foreign currency forward contracts to buy Canadian dollars and sell U.S. dollars for the period from April 9, 2019 to October 9, 2019 for notional amounts of US$15,000 or $20,093 with a weighted average price of $1.3395/US$1.

The table below provides a summary of currency contracts outstanding as at March 31, 2019.

Period of Currency Contracts	Notional Amount (CAD)	Weighted Average Price (USD)	Notional Amount (USD)
April 15, 2019 to July 2, 2019	$ 20,100	$ 1.3400	$ 15,000
April 9, 2019 to October 9, 2019	20,093	1.3395	15,000
Total	$ 40,193	$ 1.3398	$ 30,000

The following table presents the various derivatives as at March 31, 2019 and December 31, 2018:

	March 31,	December 31
	2019	2018
Prepayment option embedded derivatives	$ 1,272	$ 1,670
Foreign currency contract derivative	295	(653)
	1,567	1,017

Current portion of embedded derivatives	13	-
Current portion of foreign currency contracts	295	(653)
Current portion of derivative assets	308	(653)
Non-current derivative assets	$ 1,259	$ 1,670

The following table presents amounts recognized in the Consolidated Statement of Comprehensive Income for the three months ended March 31, 2019 and 2018:

	Three months ended	Three months ended
	March 31, 2019	March 31, 2018
Gain on derivative contracts - currency contracts	765	-
(Loss) gain on prepayment option embedded derivative	(364)	515
Total	$ 401	$ 515

Subsequent to the three months ended March 31, 2019, the Company executed foreign currency forward contracts to buy Canadian dollars and sell U.S. dollars for the period from July 8, 2019 to December 4, 2019 for notional amounts of US$20,000 or $26,804 with a weighted average price of $1.3402/US$1.

Page |19

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

14.	Financial instruments

Fair value measurement

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The fair values of the amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.

The following table shows the carrying amounts and fair values of the Company’s financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	Carrying amount				Fair value
March 31, 2019	Assets at amortized cost	Fair value through profit and loss	Liabilities at amortized cost	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative assets	$ -	$ 1,259	$ -	$ 1,259	$ -	$ 1,259	$ -	$ 1,259
	$ -	$ 1,259	$ -	$ 1,259
Financial assets not measured at fair value
Cash	$ 11,306	$ -	$ -	$ 11,306	11,306	-	-	11,306
Amounts receivable	4,507	-	-	4,507	4,507	-	-	4,507
	$ 15,813	$ -	$ -	$ 15,813
Financial liabilities measures at fair value
Derivative liabilities	$ -	$ -	$ -	$ -	-	-	-	-
	$ -	$ -	$ -	$ -
Financial liabilities not measured at fair value
Accounts payable and accrued liabilities	$ -	$ -	$ 64,280	$ 64,280	64,280	-	-	64,280
Secured notes payable	-	-	400,450	400,450	428,278	-	-	428,278
	$ -	$ -	$ 464,730	$ 464,730

Page |20

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

	Carrying amount				Fair value
December 31, 2018	Assets at amortized cost	Fair value through profit and loss	Liabilities at amortized cost	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative assets	$ -	$ 1,670	$ -	$ 1,670	$ -	$ 1,670	$ -	$ 1,670
	$ -	$ 1,670	$ -	$ 1,670
Financial assets not measured at fair value
Cash	$ 30,708	$ -	$ -	$ 30,708	30,708	-	-	30,708
Amounts receivable	2,478	-	-	2,478	2,478	-	-	2,478
	$ 33,186	$ -	$ -	$ 33,186
Financial liabilities measures at fair value
Derivative liabilities	$ -	$ 653	$ -	$ 653	-	653	-	653
	$ -	$ 653	$ -	$ 653
Financial liabilities not measured at fair value
Accounts payable and accrued liabilities	$ -	$ -	$ 48,295	$ 48,295	48,295	-	-	48,295
Secured notes payable	-	-	408,144	408,144	412,976		-	412,976
	$ -	$ -	$ 456,439	$ 456,439

Fair values of assets and liabilities classified as Level 2 are valued using discounted cash flow (“DCF”) models. These models require a variety of observable inputs including market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or verified with the market where possible. The financial assets relate to the embedded derivative assets, which are prepayment options on the secured notes payable (Note 9).

Derivative instruments are valued using DCF models. These models require a variety of observable inputs including market prices, forward price curves and yield curves. These inputs are obtained from or verified with the market where possible.

The fair value of the secured notes payable is determined using market quoted prices.

15.	COMMITMENTS

The following table summarizes the contractual maturities of the Company’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Gahcho Kué Diamond Mine commitments	$ 1,287	$ -	$ -	$ -	$ 1,287
Gahcho Kué Diamond Mine operating lease obligations	618	512	184	-	1,314
Revolving credit facility stand by charges	826	585	-	-	1,411
Notes payable - Principal	-	-	413,739	-	413,739
Notes payable - Interest	33,559	67,210	33,559	-	134,328
Forward Exchange Contracts:
(Inflows)	(40,193)	-	-	-	(40,193)
Outflows	40,047	-	-	-	40,047
	$ 36,144	$ 68,307	$ 447,482	$ -	$ 551,933

16.	RELATED PARTIES

The Company’s related parties include the Operator of the GK Mine, Dermot Desmond, Bottin and Vertigol Unlimited Company (“Vertigol”) (corporations ultimately beneficially owned by Dermot Desmond), key management and their close family members, and the Company’s directors. During the year ended December 31, 2018, Dermot Desmond and Bottin transferred all owned shares of the Company to Vertigol. Dermot Desmond, indirectly through Vertigol, is the ultimate beneficial owner of greater than 10% of the Company’s shares. Kennady Diamonds Inc. (“Kennady Diamonds”) was also a related party since the Company and Kennady Diamonds had a common member of key management, until the date of acquisition on April 13, 2018. International Investment and Underwriting Unlimited (“IIU”) is also a related party since it is ultimately beneficially owned by Mr. Dermot Desmond.

Page |21

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties.

The Company had the following transactions and balances with its related parties including key management personnel including the Company’s directors, Dermot Desmond, Vertigol, IIU, the Operator of the GK Mine, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the Operator of the GK Mine relate to the funding of the Company’s interest in the GK Mine for the current year’s expenditures, capital additions, management fee, and production sales related to the 49% share of fancies and special diamonds. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company for reimbursement of expenses paid on behalf of Kennady Diamonds. The transactions with IIU are for the director fees and travel expenses of the Chairman of the Company.

Between 2014 and 2016, the Company and De Beers signed agreements allowing De Beers (“the Operator”) to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for their share of the letters of credit issued. As at March 31, 2019, the Company’s share of the letters of credit issued were $23.4 million (December 31, 2018 - $23.4 million).

The balances as at March 31, 2019 and December 31, 2018 were as follows:

	March 31,	December 31,
	2019	2018
Payable De Beers Canada Inc. as the operator of the GK Mine*	$ 1,119	$ 1,430
Payable to De Beers Canada Inc. for interest on letters of credit	352	351
Payable to International Investment and Underwriting	13	-
Payable to key management personnel	74	57

*included in accounts payable and accrued liabilities

The transactions for the three months ended March 31, 2019 and 2018 were as follows:

	Three months ended	Three months ended
	March 31, 2019	March 31, 2018
The total of the transactions:
Kennady Diamonds	$ -	$ 23
International Investment and Underwriting	13	13
Remuneration to key management personnel	677	681
Diamonds sold to De Beers Canada Inc.	2,875	-
Diamonds purchased from De Beers Canada Inc.	5,158	7,367
Finance costs incurred from De Beers Canada Inc.	172	173
Management fee charged by the Operator of the GK Mine	1,038	1,038

Page |22

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The remuneration expense of directors and other members of key management personnel for the three months ended March 31, 2019 and 2018 were as follows:

	Three months ended	Three months ended
	March 31, 2019	March 31, 2018
Consulting fees, payroll, director fees, bonus and other short-term benefits	$ 518	$ 369
Share-based payments	172	325
	$ 690	$ 694

In accordance with International Accounting Standard 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. In addition to the directors of the Company, key management personnel include the CEO and CFO.

17.	SEGMENTED REPORTING

The reportable operating segments are those operations for which operating results are reviewed by the Chief Executive Officer who is the chief operating decision maker regarding decisions about resources to be allocated to the segment and to assess performance provided those operations pass certain quantitative thresholds. Operations with revenues, earnings or losses or assets that exceed 10% of total consolidated revenue, earnings or losses or assets are reportable segments.

As a result of the asset acquisition of Kennady Diamonds Inc. (formerly KDI.V on the TSX Venture exchange), which included all mineral rights of the KNP, the Company now owns multiple diamond projects in the North West Territories, Canada. The GK Mine is a diamond mine in operations, while the KNP resource continues to be developed through exploration and evaluation programs.

Page |23

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

As at and for the three months ended March 31, 2019

	GK Mine	KNP	Total

Sales	$ 60,696	$ -	$ 60,696
Cost of sales:
Production costs	28,786	-	28,786
Cost of acquired diamonds	5,951	-	5,951
Depreciation and depletion	15,799	-	15,799

Earnings from mine operations	10,160	-	10,160
Exploration and evaluation expenses	1,159	2,463	3,622
Selling, general and administrative expenses	2,893	6	2,899

Operating income (loss)	6,108	(2,469)	3,639
Net finance expenses	(9,787)	(1)	(9,788)
Derivative gains	401	-	401
Foreign exchange gains (losses)	8,648	(1)	8,647

Net income (loss) before taxes	$ 5,370	$ (2,471)	$ 2,899

Total assets	$ 824,385	$ 169,005	$ 993,390
Total liabilities	$ 524,344	$ 2,215	$ 526,559

Page |24